Pricing Supplement dated March 29, 2004
to Prospectus Supplement dated January 23, 2001 and Prospectus dated January 23, 2001

$50,000,000
McCormick & Company, Incorporated
Medium-Term Notes—Fixed Rate
CUSIP No. 57978X AC 9

Terms of Notes

Aggregate Principal Amount: $50,000,000

Interest Rate: 3.350%

Original Issue Date: April 1, 2004

Stated Maturity Date: April 15, 2009

Interest Payment Dates: April 15 and October 15, commencing on October 15, 2004

Original Issue Price: 99.971%

Net Proceeds to Issuer after Underwriting
Discount: $49,685,500

Specified Currency: U.S. Dollars

Exchange Rate Agent: None

Option to Receive Payments in Specified Currency other
than U.S. Dollars: None

Minimum Denomination (Applicable if Specified Currency is other than U.S. Dollars): N/A	Optional Redemption: ☒ Yes ☐ No
• Initial Redemption Date: *
• Initial Redemption Percentage:
• Annual Redemption Percentage Reduction:

Optional Repayment: ☐ Yes ☒ No
• Optional Repayment Date(s):
• Optional Repayment Price:         %

Original Issue Discount: ☐ Yes ☒ No
• Total Amount of OID:
• Yield to Maturity:
• Initial Accrual Period:

Form: ☒ Book- Entry    ☐ Certificated

Defeasance: ☒ Yes ☐ No

Covenant Defeasance : ☒ Yes ☐ No

Sinking Fund: ☐ Yes ☒ No

Other Provisions: *See the redemption provisions on the reverse hereof.

Underwriting: See "Underwriting" on the reverse hereof.

Prospectus Update: See "Ratio of Earnings to Fixed Charges," "United States Taxation—Update" and
"Legal Matters" for an update of certain information contained in the Prospectus Supplement dated January 23, 2001 and Prospectus dated January 23, 2001.

        The information above, if any, about the original issue date, original issue price, net proceeds and original issue discount relates only to the initial sale of the Notes. If the Notes are sold in a market-making transaction after initial sale, information about the price paid and the date of the sale will be provided in a separate confirmation of sale. Please refer to the attached prospectus dated January 23, 2001 and prospectus supplement dated January 23, 2001 for additional information about the Notes being purchased.

Wachovia Securities

Redemption of Notes:

        The Notes will be subject to redemption at the option of McCormick & Company, Incorporated (the "Company") at any time, in whole or from time to time in part, at the Make-Whole Price (as defined below), on notice given no more than 60 nor less than 30 calendar days prior to the date of redemption. "Make-Whole Price" means an amount equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) as determined by an Independent Investment Banker (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 10 basis points, plus, in the case of both (i) and (ii), accrued and unpaid interest to the date of redemption. Unless the Company defaults in payment of the Make-Whole Price, on and after the date of redemption, interest will cease to accrue on the Notes to be redeemed.

        "Business Day" means any day that is not a Saturday or Sunday and that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

        "Comparable Treasury Price" means, with respect to any date of redemption, (i) the average of five Reference Treasury Dealer Quotations for such date of redemption, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Trustee (as defined below) obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

        "Reference Treasury Dealer" means (i) Goldman, Sachs & Co., Banc of America Securities LLC and their respective successors; provided, however, that if any of the foregoing shall not be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) any two other Primary Treasury Dealers the Company selects.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such date of redemption.

        "Treasury Rate" means, with respect to any date of redemption, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15 (519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the stated maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date of redemption. The Treasury Rate shall be calculated on the third Business Day preceding the date of redemption.

        Notwithstanding Section 11.4 of the Indenture, dated as of December 5, 2000, between the Company and SunTrust Bank, as trustee (the "Trustee"), the notice of redemption with respect to the foregoing redemption need not set forth the Make-Whole Price but only the manner of calculation thereof. The Company shall notify the Trustee of the Make-Whole Price with respect to any redemption promptly after the calculation thereof, and the Trustee shall not be responsible for such calculation.

Underwriting:

        Under the terms and subject to the conditions contained in the Distribution Agreement dated January 23, 2001 and a Terms Agreement dated March 29, 2004, Wachovia Capital Markets, LLC has agreed to purchase from us $50,000,000 principal amount of the Notes.

        The following table summarizes the discount to be received by the underwriter, and the proceeds we will receive, in connection with the sale of the Notes:

	Per Note	Total
Public Offering Price	99.971%	$49,985,500
Underwriting Discount	.600%	$300,000
Proceeds to the Company (before expenses)	99.371%	$49,685,500

Ratio of Earnings to Fixed Charges:

	Year ended November 30th
	Q1 2004	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges	5.13	6.89	5.94	4.58	5.16	4.89

        For the purpose of this ratio, "earnings" consist of income from consolidated operations before income taxes, plus fixed charges (net of capitalized interest), amortization of capitalized interest and dividends from unconsolidated subsidiaries. Fixed charges consist of interest expense before reduction for capitalized interest and one-third of rental expense, which is considered to be representative of an interest factor.

United States Taxation—Update:

        The following discussion under the heading "United States Persons" supercedes the corresponding discussion contained in the Prospectus Supplement dated January 23, 2001 at p. S-21.

UNITED STATES PERSONS

        For purposes of the following discussion, "United States person" means an individual who is a citizen or resident of the United States, an estate subject to U.S. federal income taxation without regard to the source of its income, a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or a trust if both:

    —a court within the United States is able to exercise primary supervision over the administration of the trust; and

    —one or more United States persons have the authority to control all substantial decisions of the trust.

        In the case of a partnership, "United States Person" status is determined by reference to the residence of the partners and the activities of the partnership. The following discussion pertains only to a holder of a Note who is a beneficial owner of such Note and who is a United States person.

        The following discussion under the heading "Non-United States Persons" supercedes the corresponding discussion contained in the Prospectus Supplement dated January 23, 2001 at p. S-29.

NON-UNITED STATES PERSONS

        Subject to the discussion of backup withholding below, payments of principal and premium, if any, and interest (including original issue discount) by us or our agent (in its capacity as such) to any holder who is a beneficial owner of a Note but is not a United States person will not be subject to United States federal withholding tax, provided, in the case of premium, if any, and interest (including original issue discount) that:

          (1)   such holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

          (2)   such holder is not a controlled foreign corporation for United States tax purposes that is related to us through stock ownership; and

          (3)   either

            (a)   the beneficial owner of the Note certifies to us or our agent on IRS Form W-8BEN, Form W-8IMY, or such other form as the Treasury Regulations may require, under penalties of perjury, that such owner is not a United States person and provides its name and address; or

            (b)   a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") certifies to us or our agent, under penalties of perjury, that the certification described in clause (3)(a) above has been received from the beneficial owner by it or by another financial institution acting for the beneficial owner.

        Special rules apply to partnerships, estates and trusts, and in certain circumstances certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof.

        If a holder of a Note who is not a United States person does not satisfy the requirements of the "portfolio interest" exception described above, payments of interest (including original issue discount) made to such holder generally will be subject to a 30% withholding tax (or such lower rate as may be provided by an applicable income tax treaty between the United States and a foreign country) unless the beneficial owner of the Note provides us or our paying agent, as the case may be, with a properly executed:

    —IRS Form W-8BEN or W-8IMY claiming an exemption from withholding under the benefit of a tax treaty; or

    —IRS Form W-8ECI stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States.

        If a holder of a Note who is not a United States person is engaged in a trade or business in the United States and premium, if any, or interest (including original issue discount) on the Note is effectively connected with the conduct of such trade or business, such holder, although exempt from United States withholding tax as discussed above (by reason of the delivery of a properly completed IRS Form W-8ECI), will be subject to United States federal income tax on such premium, if any, and interest (including original issue discount) in the same manner as if it were a United States person. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments.

        Subject to the discussion of "backup" withholding below, any capital gain realized upon the sale, exchange or retirement of a Note by a holder who is not a United States person will not be subject to United States federal income or withholding taxes unless:

    —such gain is effectively connected with a United States trade or business of the holder; or

    —in the case of an individual, such holder is present in the United States for 183 days or more in the taxable year of the retirement or disposition and certain other conditions are met.

        Notes held by an individual, who at the time of death is neither a citizen nor a resident of the United States for United States tax purposes, will not be subject to United States federal estate tax, provided that the income from the Notes was not or would not have been effectively connected with a United States trade or business of such individual and that such individual qualified for the exemption from United States federal withholding tax (without regard to the certification requirements) that is described above.

        The following discussion under the heading "Backup Withholding and Information Reporting" supercedes the corresponding discussion contained in the Prospectus Supplement dated January 23, 2001 at p. S-31.

BACKUP WITHHOLDING AND INFORMATION REPORTING

        The "backup" withholding and information reporting requirements may apply to certain payments of principal of and premium, if any, and interest (including original issue discount) on a Note and to certain payments of proceeds of the sale or retirement of a Note. We, our agent, a broker, the Trustee or any paying agent, as the case may be, will be required to withhold tax from any payment that is subject to backup withholding at a rate of 28% of such payment if the holder fails to furnish his taxpayer identification number (social security number or employer identification number), to certify that such holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain holders (including, among others, corporations) are not subject to the backup withholding and reporting requirements.

Legal Matters:

        The validity of the Notes will be passed upon for us by Hogan & Hartson L.L.P., Columbia Square, 555 Thirteenth Street, N.W., Washington, D.C. 20004. No other counsel will pass on validity of the Notes.

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